FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2005

Amcor Limited

(Translation of registrant’s name into English)

679 Victoria Street Abbotsford

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☒   No   ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 0000869428

Amcor News Release

For Release: Wednesday, April 27, 2005

AMCOR PROFIT UP 5% FOR NINE MONTHS TO MARCH

Amcor announces today that the profit after tax and before significant items for the nine months to March 31 was up 5% compared to the same period last year.

Mr Chris Roberts, Executive Chairman, said: “This was a pleasing result given the substantial increase in raw material and other costs incurred during the period and indications of slowing economic conditions in a number of regions.

For the nine months to the end of March, cost increases for raw materials on an annualised basis were over $750 million, of which more than $400 million was incurred in the PET business.  These increases have occurred across all materials including resins, fibre products and metals.

It is estimated that around 90% of these cost increases have been passed through to customers. The balance is yet to be recovered, either due to existing contractual arrangements or competitive pressures in the marketplace. However, the reduction in operating costs achieved from the substantial rationalisation and restructuring undertaken in Amcor Flexibles and Amcor PET have largely offset the unrecovered component of input costs thereby ensuring continued profit growth.

Across the group raw material costs appear to be stabilising in the short term and this should result in improving conditions over the medium term.

Amcor PET Packaging continues to perform in line with expectations with all the key drivers unchanged since the half year result.  The build-up into the summer period has started well with indications that volumes for the seasonally strong fourth quarter will be in line with expectations in both the US and Europe.

For the quarter, Amcor Australasia experienced slowing growth, with volumes in many business segments lower than expectations.  There is evidence of an economic slowdown in some sectors that appears to be continuing into the fourth quarter and will mean that the full year earnings for the Australasian business are likely to be lower than anticipated at the half year result.

Amcor Limited

ABN 62 000 017 372
679 Victoria Street
Abbotsford Victoria  3067  Australia
Tel: 61 3 9226 9000  Fax: 61 3 9226 6500
www.amcor.com

Amcor Flexibles had a difficult quarter with another round of raw material cost increases implemented in early January being difficult to fully pass on in the marketplace.  These increases follow directly on from similar increases in the second quarter.  Although the business is committed to pass on the increases in a timely fashion, there has been a lag impact for this new round of cost increases that has reduced earnings for the quarter.

Amcor Sunclipse also experienced a lag in passing on further cost increases that impacted earnings for the quarter.  The remaining three businesses of Amcor Rentsch and Closures and Amcor Asia all traded in line with the expectations set out at the half year result.

Mr Roberts, said: “The achievement of 20% profit growth over two years remains a target, however realistically it is becoming a more difficult task as economic conditions have softened generally and there remains uncertainty on the timing of the recovery of the balance of the raw material and other cost increases.

“The ACCC and NZCC continue their investigations and the company is unaware of when any proceedings will commence.  At this stage the company is unable to make any comment on the matter.

“The Amcor Board is in the final stages of the selection of a new Managing Director with an announcement expected by the end of May.”

ENDS

For further information please contact:

Chris Roberts	Louis Lachal	John Murray
Executive Chairman	Acting Chief Operating Officer	Executive General Manager
Ph: +61 3 9226 9001	Ph: +61 3 9226 9003	Corporate Affairs
Ph: +61 3 9226 9005

2

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(except minimum holding buy-back and
selective buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/9/99. Origin:  rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Amcor Limited	62 000 017 372

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market

2	Date Appendix 3C was given to ASX	24/03/05

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day (07/04/05)

3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	Nil	245,000

4	Total consideration paid or payable for the shares	Nil	$1,766,058.00

+ See chapter 19 for defined terms.

1

		Before previous day	Previous day (07/04/05)

5	If buy-back is an on-market buy- back	highest price paid: date: Nil	highest price paid: $7.28

		lowest price paid: date: Nil	lowest price paid: $7.16 highest price allowed under rule 7.33: $7.53

Participation by directors

6	Deleted 30/9/2001.	-

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	2,755,000

Compliance statement

1.	The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.	There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:	/s/ Bert Guy	Date: 08 April 2005
(Director/Company secretary)

Print name:	Bert Guy

+ See chapter 19 for defined terms.

2

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(except minimum holding buy-back and
selective buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/9/99. Origin:  rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Amcor Limited	62 000 017 372

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market

2	Date Appendix 3C was given to ASX	24/03/05

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day (07/04/05)	Previous day (08/04/05)

3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	245,000	245,000

4	Total consideration paid or payable for the shares	$1,766,058.00	$1,759,884.00

+ See chapter 19 for defined terms.

1

		Before previous day (07/04/05)	Previous day (08/04/05)

5	If buy-back is an on-market buy- back	highest price paid: date: $7.28	highest price paid: $7.23

		lowest price paid: date: $7.16	lowest price paid: $7.16 highest price allowed under rule 7.33: $7.54

Participation by directors

6	Deleted 30/9/2001.	-

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	2,510,000

Compliance statement

1.	The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.	There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:	/s/ Bert Guy	Date: 11 April 2005
(Director/Company secretary)

Print name:	Bert Guy

+ See chapter 19 for defined terms.

2

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(except minimum holding buy-back and
selective buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/9/99. Origin:  rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Amcor Limited	62 000 017 372

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market

2	Date Appendix 3C was given to ASX	24/03/05

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day (08/04/05)	Previous day (11/04/05)

3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	490,000	245,000

4	Total consideration paid or payable for the shares	$3,525,942	$1,767,552.50

+ See chapter 19 for defined terms.

1

		Before previous day (08/04/05)	Previous day (11/04/05)

5	If buy-back is an on-market buy- back	highest price paid: date: $7.28	highest price paid: $7.24

		lowest price paid: date: $7.16	lowest price paid: $7.16 highest price allowed under rule 7.33: $7.56

Participation by directors

6	Deleted 30/9/2001.	-

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	2,265,000

Compliance statement

1.	The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.	There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:	/s/ Bert Guy	Date: 12 April 2005
(Director/Company secretary)

Print name:	Bert Guy

+ See chapter 19 for defined terms.

2

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(except minimum holding buy-back and
selective buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/9/99. Origin:  rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Amcor Limited	62 000 017 372

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market

2	Date Appendix 3C was given to ASX	24/03/05

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day (11/04/05)	Previous day (12/04/05)

3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	735,000	245,000

4	Total consideration paid or payable for the shares	$5,293,494.50	$1,709,977.50

+ See chapter 19 for defined terms.

1

		Before previous day (11/04/05)	Previous day (12/04/05)

5	If buy-back is an on-market buy- back	highest price paid: date: $7.28	highest price paid: $7.03

		lowest price paid: date: $7.16	lowest price paid: $6.95 highest price allowed under rule 7.33: $7.51

Participation by directors

6	Deleted 30/9/2001.	-

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	2,020,000

Compliance statement

1.	The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.	There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:	/s/ Bert Guy	Date: 13 April 2005
(Director/Company secretary)

Print name:	Bert Guy

+ See chapter 19 for defined terms.

2

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(except minimum holding buy-back and

selective buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/9/99.  Origin:  rule 3.6, Appendix 7C.  Amended 30/9/2001.

Name of entity	ABN
Amcor Limited	62 000 017 372

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market

2	Date Appendix 3C was given to ASX	24/03/05

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day (12/04/05)	Previous day (13/04/05)

3	Number of shares bought back or If buy-back is an equal access scheme, in relation to which acceptances have been received	980,000	245,000

4	Total consideration paid or payable for the shares	$7,003,472	$1,704,955

1

		Before previous day (12/04/05)	Previous day (13/04/05)

5	If buy-back is an on-market buy-back	highest price paid: date: $7.28	highest price paid: $7.01

		lowest price paid: date: $6.95	lowest price paid: $6.90 highest price allowed under rule 7.33: $7.44

Participation by directors

6	Deleted 30/9/2001.	-

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	1,775,000

Compliance statement

1.	The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.	There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:	/s/ Bert Guy	Date: 14 April 2005
(Director/Company secretary)

Print name:	Bert Guy

+ See chapter 19 for defined terms.

2

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(except minimum holding buy-back and

selective buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/9/99.  Origin:  rule 3.6, Appendix 7C.  Amended 30/9/2001.

Name of entity	ABN
Amcor Limited	62 000 017 372

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market

2	Date Appendix 3C was given to ASX	24/03/05

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day (13/04/05)	Previous day (14/04/05)

3	Number of shares bought back or If buy-back is an equal access scheme, in relation to which acceptances have been received	1,225,000	245,000

4	Total consideration paid or payable for the shares	$8,708,427.00	$1,692,019

1

		Before previous day (13/04/05)	Previous day (14/04/05)

5	If buy-back is an on-market buy-back	highest price paid: date: $7.28	highest price paid: $6.97

		lowest price paid: date: $6.90	lowest price paid: $6.84 highest price allowed under rule 7.33: $7.40

Participation by directors

6	Deleted 30/9/2001.	-

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	1,530,000

Compliance statement

1.	The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.	There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:	/s/ Bert Guy	Date: 15 April 2005
(Director/Company secretary)

Print name:	Bert Guy

+ See chapter 19 for defined terms.

2

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(except minimum holding buy-back and

selective buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/9/99.  Origin:  rule 3.6, Appendix 7C.  Amended 30/9/2001.

Name of entity	ABN
Amcor Limited	62 000 017 372

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market

2	Date Appendix 3C was given to ASX	24/03/05

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day (14/04/05)	Previous day (15/04/05)

3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	1470,000	245,000

4	Total consideration paid payable for the shares	$10,400,446	$1,699,736.50

1

		Before previous day (14/04/05)	Previous day (15/04/05)

5	If buy-back is an on-market buy-back	highest price paid: date: $7.28	highest price paid: $6.97

		lowest price paid: date: $6.84	lowest price paid: $6.91 highest price allowed under rule 7.33: $7.35

Participation by directors

6	Deleted 30/9/2001.	-

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	1,285,000

Compliance statement

1.	The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.	There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:	/s/ Bert Guy	Date: 18 April 2005
(Director/Company secretary)

Print name:	Bert Guy

+ See chapter 19 for defined terms.

2

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(except minimum holding buy-back and
selective buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/9/99.  Origin:  rule 3.6, Appendix 7C.  Amended 30/9/2001.

Name of entity	ABN
Amcor Limited	62 000 017 372

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market

2	Date Appendix 3C was given to ASX	24/03/05

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day (15/04/05)	Previous day (18/04/05)

3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	1,715,000	245,000

4	Total consideration paid or payable for the shares	$12,100,182.50	$1,662,839.50

+ See chapter 19 for defined terms.

1

		Before previous day (15/04/05)	Previous day (18/04/05)

5	If buy-back is an on-market buy- back	highest price paid: date: $7.28	highest price paid: $6.85

		lowest price paid: date: $6.84	lowest price paid: $6.73 highest price allowed under rule 7.33: $7.24

Participation by directors

6	Deleted 30/9/2001.	-

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	1,040,000

Compliance statement

1.	The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.	There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:	/s/ Bert Guy	Date: 19 April 2005
(Director/Company secretary)

Print name:	Bert Guy

+ See chapter 19 for defined terms.

2

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(except minimum holding buy-back and
selective buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/9/99.  Origin:  rule 3.6, Appendix 7C.  Amended 30/9/2001.

Name of entity	ABN
Amcor Limited	62 000 017 372

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market

2	Date Appendix 3C was given to ASX	24/03/05

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day (18/04/05)	Previous day (19/04/05)

3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	1,960,000	245,000

4	Total consideration paid or payable for the shares	$13,763,022	$1,664,162.50

+ See chapter 19 for defined terms.

1

		Before previous day (18/04/05)	Previous day (19/04/05)

5	If buy-back is an on-market buy- back	highest price paid: date: $7.28	highest price paid: $6.81

		lowest price paid: date: $6.73	lowest price paid: $6.77 highest price allowed under rule 7.33: $7.21

Participation by directors

6	Deleted 30/9/2001.	-

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	795,000

Compliance statement

1.	The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.	There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:	/s/ Bert Guy	Date: 20 April 2005
(Director/Company secretary)

Print name:	Bert Guy

+ See chapter 19 for defined terms.

2

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BERT GUY
(Company Secretary)

By:	/s/ Bert Guy

(Signature)*

Date   27/04/2005

* Print the name and title of the signing officer under his signature.